1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

October 11, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment Nos. 773, 774 and 775

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statements for the Trust to register shares of iShares Core MSCI EAFE ETF, iShares Core MSCI Total International Stock ETF and iShares Core Short-Term U.S. Bond ETF (each, a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The comments were provided in a telephone conversation on September 24, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

iShares Core Short-Term U.S. Bond ETF (formerly iShares Barclays 1-5 Year Government/Credit Fund, PEA No. 758)

Comment No. 1: With respect to the use of the term “credit” in the name of the Fund, please explain why this term is appropriate and sufficiently informs investors that the term refers to corporate bonds.

Response: The Trust has revised the name of the Fund. The new name is, iShares Core Short-Term U.S. Bond ETF.

Comment No. 2: Please clarify the first sentence of the second paragraph in the Principal Investment Strategies section to specify the type of securities are investment grade and which are not. Please also provide a definition for the term “investment grade.”

Response: The Trust has revised the second paragraph to read: Currently, the Underlying Index includes bonds that are rated investment grade and that have greater than or equal to one year and less than five years remaining to maturity and have $250 million or more of outstanding face value. An investment grade rating means the security or issuer is rated Baa3 or above by Moody’s® Investors Service, Inc. (“Moody’s”), or BBB- or above by Standard & Poor’s® Financial Services LLC (a subsidiary of The McGraw-Hill Companies) (“S & P®”) and Fitch, Inc. (“Fitch”) or is unrated but considered to be of equivalent quality by BFA.

Comment No. 3: Please confirm whether maximum redemption fee of 2% is inclusive of the fixed fee.

Response: The Trust respectfully submits that the 2% maximum redemption fee is standard for this and other iShares funds. Please also note that the footnote to the table that displays additional charges in connection with creations and redemptions, specifies that any additional fee, as a percentage of the net asset value per Creation Unit, is inclusive, in the case of redemptions, of the standard redemption transaction fee.

iShares Core MSCI EAFE ETF (formerly iShares MSCI EAFE Investable Market Index Fund, PEA No. 761)

Comment No. 1: Please describe in greater detail the four industries listed in the principal investment strategies.

Response: The Trust respectfully submits that the four industries are described in greater detail in the Further Discussion of Principal Risks section.

Comment No. 2: Please explain why the risk of investing in Japan and the United Kingdom are emphasized in the Prospectus.

Response: The Trust expects that more than 20% of the Fund’s assets will be invested in securities of Japanese and U.K. companies and that, as a result, the risks associated with investing in Japan and United Kingdom should be considered principal risks of the Fund.

Comment No. 3: Please confirm whether maximum redemption fee of 2% is inclusive of the fixed fee.

Response: The Trust respectfully submits that the 2% maximum redemption fee is standard for this and other iShares funds. Please also note that the footnote to the table that displays additional charges in connection with creations and redemptions, specifies that any additional fee, as a percentage of the net asset value per Creation Unit, is inclusive, in the case of redemptions, of the standard redemption transaction fee.

iShares Core MSCI Total International Stock ETF (formerly iShares MSCI ACWI ex US Investable Market Index Fund, PEA No. 762)

Comment No. 1: Please confirm that that the risks and strategies match.

Response: The Trust confirms that the Fund’s risks and strategies match.

Comment No. 2: Please confirm whether maximum redemption fee of 2% is inclusive of the fixed fee.

Response: The Trust respectfully submits that the 2% maximum redemption fee is standard for this and other iShares funds. Please also note that the footnote to the table that displays additional charges in connection with creations and redemptions, specifies that any additional fee, as a percentage of the net asset value per Creation Unit, is inclusive, in the case of redemptions, of the standard redemption transaction fee.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the SEC staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Edward Baer
Aaron Wasserman